Australian Government

Takeovers Panel

# MEDIA RELEASE

No: TP12/73

Wednesday, 3 October 2012

**Mission NewEnergy Limited – Panel Accepts Undertaking, Declines to Conduct Proceedings and Publishes Reasons**

The Panel has accepted an undertaking from Mission NewEnergy Limited (see annexure) and declined to conduct proceedings on an application dated 19 September 2012 from McDermott Industries Limited in relation to the affairs of Mission.

The application primarily concerned an exclusivity provision in a financing term sheet entered into by Mission with SLW International, LLC. McDermott submitted (among other things) that the provision amounted to a lock-up device that was anti-competitive and coercive.

The Panel concluded there was no reasonable prospect that it would make a declaration of unacceptable circumstances given Mission's compelling need for funds and the undertaking provided by Mission. Accordingly, the Panel declined to conduct proceedings.

The sitting Panel was Garry Besson (sitting President), Tony Osmond and Alison Watkins.

The Panel's reasons can be found on the Panel's website at www.takeovers.gov.au.

Allan Bulman
Director, Takeovers Panel
Level 10, 63 Exhibition Street
Melbourne VIC 3000
Ph: +61 3 9655 3597
allan.bulman@takeovers.gov.au

Australian Government

Takeovers Panel

## Annexure

# AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION ACT 2001 (CTH) SECTION 201A UNDERTAKING

MISSION NEWENERGY LIMITED (MISSION)

Mission undertakes to the Panel that if:

1. a competing proposal, to the arrangement between Mission and SLW International, LLC announced to the Australian Securities Exchange on 17 August 2012 (**SLW Arrangement**), is submitted to the Mission Board (**Competing Proposal**) and

2. the Mission Board considers, but for the exclusivity provision forming part of the SLW Arrangement, that it would be prepared to give further consideration to that Competing Proposal

it will promptly notify:

3. Mission shareholders of any material information about the Competing Proposal and

4. any independent expert appointed by Mission to consider the SLW Arrangement of the existence and details of any such Competing Proposal.

The undertaking has effect until the earlier of:

(a) the conclusion of the Mission shareholder meeting relating to seeking shareholder approval for the proposed convertible note restructure that the SLW Arrangement is conditional on and

(b) the SLW Arrangement being otherwise terminated.

Mission agrees to confirm in writing to the Panel when it has satisfied its obligations under this undertaking.

**Signed by Guy Ralph Burnett of Mission NewEnergy Ltd**
**with the authority, and on behalf, of Mission**
**Dated 27 September 2012**